UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

ALST Casino Holdco, LLC
(Name of Issuer)

Common Units
(Title of Class of Securities)

N/A
(CUSIP Number)

December 31, 2013
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]           Rule 13d-1(b)

[ ]           Rule 13d-1(c)

[x]           Rule 13d-1(d)
___________________________________

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons. North LV Holdco, LLC I.R.S. Identification Nos. of above persons (entities only) 45-2223582
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Citizenship or Place of Organization. Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0 units
6 Shared Voting Power 123,828 units Refer to Item 2 below.
7 Sole Dispositive Power 0 units
8 Shared Dispositive Power 123,828 units Refer to Item 2 below.
9	Aggregate Amount Beneficially Owned by Each Reporting Person 123,828 units Refer to Item 2 below.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ] N/A
11	Percent of Class Represented by Amount in Row (9) 28.6% Refer to Item 2 below.
12	Type of Reporting Person (See Instructions) 00 (Limited Liability Company)

1	Names of Reporting Persons. Standard General Gaming, LLC I.R.S. Identification Nos. of above persons (entities only) 45-1821328
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Citizenship or Place of Organization. Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0 units
6 Shared Voting Power 123,828 units Refer to Item 2 below.
7 Sole Dispositive Power 0 units
8 Shared Dispositive Power 123,828 units Refer to Item 2 below.
9	Aggregate Amount Beneficially Owned by Each Reporting Person 123,828 units Refer to Item 2 below.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ] N/A
11	Percent of Class Represented by Amount in Row (9)* 28.6% Refer to Item 2 below.
12	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

1	Names of Reporting Persons. Soohyung Kim I.R.S. Identification Nos. of above persons (entities only)
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Citizenship or Place of Organization. United States
Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0 units
6 Shared Voting Power 123,828 units Refer to Item 2 below.
7 Sole Dispositive Power 0 units
8 Shared Dispositive Power 123,828 units Refer to Item 2 below.
9	Aggregate Amount Beneficially Owned by Each Reporting Person 123,828 units Refer to Item 2 below.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ] N/A
11	Percent of Class Represented by Amount in Row (9)* 28.6% Refer to Item 2 below.
12	Type of Reporting Person (See Instructions) IN

AMENDMENT NO. 1 TO SCHEDULE 13G

Item 1.

(a)	Name of Issuer
ALST Casino Holdco, LLC
(b)	Address of Issuer’s Principal Executive Offices
2711 Centerville Road, Suite 400 Wilmington, DE 19808

Item 2.

(a)	Name of Person Filing

North LV Holdco, LLC
Standard General Gaming, LLC
Soohyung Kim

This statement is filed by: (i) North LV Holdco, LLC ("North Holdco") with respect to common units of the Issuer (the "Units"), of which it is the holder of record; (ii) Standard General Gaming, LLC (“Standard General Gaming”), which exercises investment and voting power with respect to the Units held by North Holdco; and (iii) Soohyung Kim ("Mr. Kim"), managing member of Standard General Gaming.
Mr. Kim may be deemed to have indirect beneficial ownership of the Units based on the described above.

North Holdco, Standard General Gaming and Mr. Kim have entered into a Joint Filing Agreement, a copy of which is incorporated herein by reference as Exhibit 99.1, pursuant to which they have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended.

(b)	Address of Principal Business Office or, if none, Residence
c/o Standard General L.P. 767 Fifth Avenue, 12th Floor New York, New York 10153
(c)	Citizenship
North Holdco and Standard General Gaming are Delaware limited liability companies. Mr. Kim is a United States citizen.
(d)	Title of Class of Securities
Common Units
(e)	CUSIP Number
NA

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	[ ]	Insurance Company as defined in Section 3(a)(19) of the Act
(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	[ ]	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[ ]	A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);
(k)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

Item 4.	Ownership***

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

The following information is presented with respect to each of North Holdco, Standard General Gaming and Mr. Kim:

(a)	Amount Beneficially Owned
North LV Holdco, LLC - 123,828 units Standard General Gaming, LLC - 123,828 units Soohyung Kim - 123,828 units
(b)	Percent of Class
North LV Holdco, LLC - 28.6% Standard General Gaming, LLC - 28.6% Soohyung Kim - 28.6%

(c)	Number of shares as to which such person has:
	(i)	sole power to vote or to direct the vote
North LV Holdco, LLC - 0 units Standard General Gaming, LLC - 0 units Soohyung Kim - 0 units
	(ii)	shared power to vote or to direct the vote
North LV Holdco, LLC - 123,828 units Standard General Gaming, LLC - 123,828 units Soohyung Kim - 123,828 units
	(iii)	sole power to dispose or to direct the disposition of
North LV Holdco, LLC - 0 units Standard General Gaming, LLC - 0 units Soohyung Kim - 0 units
	(iv)	shared power to dispose or to direct the disposition of
North LV Holdco, LLC - 123,828 units Standard General Gaming, LLC - 123,828 units Soohyung Kim - 123,828 units

Calculations of beneficial ownership percentages reported herein are based on the Issuer’s statement in its Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on November 13, 2013, that there were 432,213 Units outstanding as of November 13, 2013.

Item 5.	Ownership of Five Percent or Less of a Class
  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [  ].

  Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits	Exhibit
99.1	Joint Filing Agreement by and among the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

February 14, 2014

NORTH LV HOLDCO, LLC

By: Standard General Gaming, LLC,
Voting Member

By: /s/ Soohyung Kim
Soohyung Kim
Manager

STANDARD GENERAL GAMING, LLC

By: /s/ Soohyung Kim
Soohyung Kim
Manager

SOOHYUNG KIM

By: /s/ Soohyung Kim